

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Robert Schneiderman, CEO
ScripsAmerica, Inc.
77 McCullough Drive, Suite 7
New Castle, Delaware 19720

> **Re: ScripsAmerica, Inc.**
> **Amendment No. 1 to Form S-1**
> **File No. 333-174831**
> **Filed August 23, 2011**

Dear Mr. Schneiderman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

1. We note your response to comment 11 of our letter dated July 7, 2011, and we reissue it in part. Please revise the fourth risk factor on page five to address how the new monthly payments starting in June 2011 for your officers will affect your liquidity. You reference that you expect sufficient liquidity to pay such compensation, but you did not earn a profit while not paying such salaries for most of the six months period ended June 30, 2011. Further, you did not generate positive cash flow from operations during this period. Thus, it appears that such increased officer salary may affect your liquidity should you be unable to raise additional funding. Please revise this risk factor to address this risk.

Selling Shareholders, page 8

2.   We note that your selling shareholder table includes a footnote 8 while there are only 7 footnotes following the table. Please revise.

Description of Business, page 18

3.   We note your response to comment 32. Please revise your second paragraph in this section to clearly indicate that the company does not have any agreement with McKesson. Also clarify that McKesson purchases pharmaceutical products from the company based on the requests of end users who are McKesson customers.

4.   We note your response to comment 23 of our letter dated July 7, 2011, and we reissue it in part. Please revise to clarify your markets in terms of the number and character of other potential intermediary customers like McKesson and Cardinal Health. Also, please clarify the number of similar companies that offer similar repackaging or custom packing services for McKesson or similar companies.

5.   We note your response to comment 31 of our letter dated July 7, 2011, and we reissue it in part. We note your description of your supply chain business in your registration statement still appears to conflict with your website at http://www.scripsamerica.com/contract.html. For example, on pages 24 and 25, it doesn't appear ScripsAmerica actually handles any drugs, as the manufacturers send bulk drugs to your packager who then sends them to the intermediaries such as McKesson. However, on page 23, you refer to your suppliers shipping goods to you immediately if they are in stock. Further, on your website you indicate that a staff member signs off all packages and you describe your inspection process. Please revise to reconcile.

6.   We note your response to comment 32 of our letter dated July 7, 2011. If you do not have any material agreements with McKesson, please revise to clarify whether McKesson is able to forward requests for custom packaging from end users to other supply chain companies or to repackagers directly despite your marketing efforts or relationships with these end users. If yes, please advise us whether a risk factor is necessary.

7.   We note that the company provides "supply chain management services". Please revise to clearly identify the services provided by the company.

8.   Please clarify how ScripsAmerica identifies the end users to market it services to.

9.   We note your response to comment 34 of our letter dated July 7, 2011. We note your disclosure in the second paragraph on page 26 that McKesson pays United and then United pays Hartsko. Please clarify why United pays Hartsko. Further, in the third paragraph of page 26, you reference United paying McKesson. Since McKesson is the

customer and purchaser of the drugs, it is unclear why they would receive funds from your factor. Please revise as appropriate.

10. We note your response to comment 37 of our letter dated July 7, 2011, and we reissue it in part. Please revise to provide a brief description of the substance of your meeting with the FDA and provide us an update of the status of your DESI efforts related to Compound SA 1022.

11. We note your statement on page 27 that "according to IMS Health Incorporated, Compound SA 1022 had U.S. sales of $60 million in 2010." Supplementally provide us with the basis for this statement.

12. We note your response to comment 38 of our letter dated July 7, 2011, and we reissue it. Please clarify the basis for your sales projections and belief your products will be carried in at least 425 stores in 2012. As noted previously, you do not appear have a FDA approved product and have no prior sales history for your 80mg pain relief orally disintegrating rapid dissolve tablets ("ODT") or similar products. We do not understand the basis for these projections given that there are no existing sales or distribution agreements. Please revise your disclosure as appropriate.

13. Please revise to provide the basis for your belief that you will receive FDA approval in nine months for you pain relief 80mg orally disintegrating rapid dissolve tablets.

14. We note your responses to comments 39 and 40 of our letter dated July 7, 2011, and we reissue them in part. Please revise to clarify how your prospective process patents differ from product patents and trade secrets. For example, it still is unclear whether a competitor could develop an ODT product listed on pages 28 and 29, and obtain a process patent to prevent you from developing and marketing a similar ODT product.

15. We note your response to comment 41 of our letter dated July 7, 2011, and we reissue it in part. Please revise disclose, to the extent known, the approximate number of companies that are also seeking to develop DESI and ODT products and address whether those markets are highly fragmented. Also, please clarify how many current manufacturers produce Compound SA 1022.

Financial Statements for the Interim Periods Ended June 30, 2011 and 2010
General

16. Please revise your interim financial statements, as necessary, to comply with our comments below on your audited financial statements.

Notes to Interim Financial Statements
5 – Loan Receivable – Vendor, page F-6

17.   We note your statement that you expect such loan to be repaid in 2011. Considering the loan has no repayment terms, please provide us your basis for such statement or revise to remove.

10 – Stockholder's Equity
Warrants, page F-9

18.   Based on the assumptions you disclose (stock and strike price of $0.1744, risk free interest rate of 1.3%, volatility of 118.5%, and expected term of 2.5 years), it appears the fair value of the 478,440 common stock warrants issued on April 1, 2011 would be approximately $54,000 using a Black-Scholes options pricing model. Please advise or revise.

19.   We note you considered one comparative company to determine the expected volatility to fair value your warrants issued on April 1, 2011. Please tell us how you deemed the use of one comparative company to be appropriate. Refer to FASB ASC 718-10-30-20.

Financial Statements for the Fiscal Years Ended December 31, 2010 and 2009
Notes to Audited Financial Statements
2 – Summary of Significant Accounting Policies
b. Revenue Recognition, page F-5

20.   We read your response to our prior comment 49, and we note that charge backs from customers may include inventory credits, discounts or volume incentives. Please revise to disclose the significant related terms and conditions of any such credits, discounts and incentives.

21.   In connection with the comment above, we note you estimate charge backs when revenue is recognized and you also reduce revenue when charge backs are received. Please revise to clarify if charge backs are received in the same month that the corresponding revenue is recognized or if charge backs are received subsequently. If the charge backs are received subsequently, revise your policy to clarify how your account for such charge backs.

22.   We reviewed your response to our prior comment 50. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please address the following:
   •   With regard to your latitude in establishing price, please clarify for us how pricing is determined. Clarify is such price is determined by McKesson and how the price McKesson charges its customer is considered in such determination.

- With regard to your determination of product specifications, provide us more detail as to how you are involved in determining such specifications. Based on the described process, it appears McKesson's customers determine the specifications and then McKesson passes on such specifications to you to fulfill. Please clarify.

11 – Prior-Period Adjustment, page F-22

23. We reviewed your response to our prior comment 51. Your response did not address our comment, thus the comment will be reissued. It appears during 2009 you discovered an error in your financial statements for the year ended December 31, 2008. Please tell us the purpose of such disclosure here in your 2009 financial statements considering (i) you are not presenting your 2008 financial statements in this registration statement and (ii) the periods presented here are periods audited subsequent to the discovery of such error.

Management's Discussion and Analysis, page 34

The Critical Accounting Polices

Revenue Recognition, page 43

24. We reviewed your response to our prior comment 49. We note you make estimates of inventory credits, discounts and volume incentives (i.e. chargeback costs) on a monthly basis. Please revise to disclose (i) how you arrive at such estimate, (ii) how accurate the estimate has been in the past, (iii) how much the estimate has changed in the past, and (iv) whether the estimate is reasonably likely to change in the future. Since such estimates appear to be based on matters that are uncertain, discuss the impact to your financial condition of changes in such estimate.

Directors, Executive Officers, Promoters and Control Persons, page 46

25. We note your responses to comments 60 and 62 of our letter dated July 7, 2011, and we reissue them in part. Please revise to clarify whether the company is the sole client of both Harry James Production DBA R S and Associates and Powell Strategic Advisors, Inc. Also clarify whether these entities had other clients prior to June 2011. Please clarify whether Mr. Schneiderman has a role at JBS Capital other than as an investor, as described on page 52.

26. We note your response to comment 64 of our letter dated July 7, 2011, and we reissue it in part. While your revised disclosure indicates that Mr. Andrews does not have a vote or any role in policy making matters of your audit committee, but you still do not describe his role with the audit committee. For example, it is unclear if he is merely an observer

or plays some sort of advisory role. Please revise to provide sufficient information for investors to determine Mr. Andrews's role with your audit committee.

Executive Compensation, page 50

27.   We note your response to comment 66 of our letter dated July 7, 2011, and we reissue it in part. Please clarify whether the stock awards were valued at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, as required by Item 402(n)(2)(v) of Regulation S-K.

28.   We note your response to comment 67 of our letter dated July 7, 2011. Please revise to clarify whether your monthly payments to your officers starting in June 2011 are paid as salary or via consulting fees.

29.   We note your response to comment 68 of our letter dated July 7, 2011, and we reissue it in part. Please revise to incorporate your response to prior comment 68 and disclose details of the relevant resolution that provided for the clawback for the grant of stock to Mr. Andrews in June 2010. Also, please file your director compensation plan as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

30.   We note that the total compensation for Jeffrey Andrews in the Summary Compensation Table is $58,500. We also note that the Summary Compensation Table reflects $8,500 in consulting fees and $25,000 in stock awards. Additionally, we note that Note 12 in your audited financial statements values the 2,500,000 shares issued to Andrews at $50,000. Please revise your Summary Compensation Table and advise us as appropriate. We may have further comment.

Certain Relationships and Related Transactions, page 51

31.   We note your response to comment 70 of our letter dated July 7, 2011. We note that you describe the consulting work performed by your officers as "financial consulting work". We also note your response to comment 62 that the consulting fees were paid in lieu of salary for tax planning purposes. Please revise to clarify the "financial consulting work" performed and also revise the disclosure as appropriate.

Part II

Exhibits

32.   We note your response to comment 77 of our letter dated July 7, 2011, and we reissue it. We are unable to locate a revised Exhibit 10.1 with an Exhibit C attached. Please revise accordingly.

33.   Please file your loan agreement with your supplier Marlex and your Curing Capital Letter
        Agreement, as described on pages F-6 and II-3, respectively. Otherwise please advise us
        why you believe these agreements are not material.

        You may contact Blaise Rhodes (202) 551-3774 or Brian Bhandari, Accounting Branch
Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements
and related matters. Please contact Edwin Kim at (202) 551-3297 or David Link, at (202) 551-
3356 with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director